CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA S/N.-28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03003041

03 JAN -8 AM 10:21

Madrid, 18 December 2002

SUPPL

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

dlw 1/14

MAPFRE

PRESS RELEASE

CAPITAL INCREASE AT MAPFRE RE

The Board of Directors of MAPFRE RE Compañía de Reaseguros S.A., in its meeting of 3 December 2002, has approved a capital increase of € 60 million, which will be carried out over the next ninety days. Part of this increase will be subscribed for through the contribution by CORPORACION MAPFRE of the building in which the head office of MAPFRE RE is located (Paseo de Recoletos, 25 – MADRID). The rest will be subscribed for in cash, and will partly be used to reinforce also the shareholders' funds of US subsidiary MAPFRE REINSURANCE CORPORATION, which recorded a satisfactory result at the end of the third quarter.

This increase, which has been previously authorised by the highest governing bodies of SISTEMA MAPFRE and approved by the other shareholders of MAPFRE RE, will allow the Company to support the growth in its business volumes expected for 2003 with an appropriate shareholders' funds to net earned premiums ratio.

Figures for the third quarter of 2002 confirm the improvement in the results of MAPFRE RE, which is benefiting from a turnaround in market conditions. Moreover, MAPFRE RE has not needed to set aside special complementary provisions to cover claims incurred in previous years, nor has it suffered losses or a decrease in its financial income stemming from falling stock markets.

Third quarter gross premiums reached € 569.2 million, an 8.4% increase over the same period of the previous year. The third quarter result showed a net profit of € 17.4 million, against the € 0.04 million result recorded in 2001, which included the impact of the WTC terrorist attack. This positive trend has been maintained to date, and, if confirmed, will allow the Company to achieve its target result for 2002.

At the end of the third quarter, the combined ratio remained at 98%, in line with the target for fiscal year 2002.

Madrid, 3 December 2002.